EXHIBIT 99.1

Tekmira Provides Corporate Update and Announces Year-End 2013 Results

Conference Call at 4:30 pm Eastern Time Today

VANCOUVER, British Columbia, March 6, 2014 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today its 2013 audited financial results and provided a corporate update.

"Our attention remains sharply focused on the execution of our clinical development plans supporting our RNAi based oncology and anti-viral product platforms, while we continue to generate meaningful preclinical data supporting our earlier stage work to nominate new clinical candidates in rare and orphan disease indications," said Dr. Mark J. Murray, Tekmira's President and CEO.

"With the improvements captured in our 'third generation' LNP, which is enabling leading RNAi therapeutics in the clinic, we continue to garner strong interest from the pharmaceutical industry in our proprietary delivery technology. For example, we have made advances in LNP formulations that resulted in substantial improvements in mRNA delivery and performance, not otherwise seen in that field. With our broad delivery expertise and learnings from our siRNA-based therapies, we are well-positioned to enable the development of mRNA therapeutics," added Dr. Murray.

Recent Corporate Highlights

  In March 2014, we were granted a Fast Track designation from the U.S. Food and Drug Administration (FDA) for the development of TKM-Ebola, our anti-Ebola viral RNAi therapeutic. The FDA's Fast Track is a process designed to facilitate the development and expedite the review of drugs in order to get important new therapies to the patient earlier.

  Preclinical data demonstrating Tekmira's ongoing lipid nanoparticle (LNP) technology innovations, including the effective enablement of messenger RNA (mRNA), were presented at the AsiaTIDES Conference in Tokyo, Japan on February 25, 2014.

  In February 2014, we filed a short form base shelf prospectus with securities regulatory authorities in Canada, other than Québec, and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission on Form F-10. This filing is intended to give us the flexibility to take advantage of financing opportunities when market conditions are favorable. The terms of such future offerings, if any, will be established at the time of such offerings.

  In February 2014, Ms. Peggy Phillips was appointed to our Board of Directors, augmenting the product development expertise on our Board. The total number of directors remains at six.

  In January 2014, the first human subject was dosed in a Phase I human clinical trial of TKM-Ebola, an anti-Ebola viral therapeutic that is being developed under a $140 million contract with the U.S. Department of Defense. The study will assess the safety, tolerability and pharmacokinetics of administering TKM-Ebola in single and multi-dose regimens to healthy adult subjects.

  In January 2014, we signed an Option Agreement with Monsanto, pursuant to which Monsanto may obtain a license to use our proprietary delivery technology for agricultural applications. The potential value of the transaction could reach up to $86.2 million following the successful completion of milestones. In January 2014, we received $14.5 million of the net $16.5 million in anticipated near term payments.

  In January 2014, Dr. Michael Abrams joined the company as Tekmira's Executive Vice President and Chief Discovery Officer.

  In January 2014, Dr. Ian MacLachlan became head of a newly formed group focused on medical countermeasures as Tekmira's Executive Vice President and Chief Technical Officer.

  In December 2013, we received a $5 million milestone from Alnylam, triggered by the initiation of the APOLLO Phase III trial of patisiran, or ALN-TTR02, which is enabled by our LNP technology. We are entitled to receive royalties from Alnylam based on the commercial sales of any LNP-enabled products.

  Within our lead oncology program, we have expanded into a Phase I/II clinical trial with TKM-PLK1, which is currently enrolling patients within two therapeutic indications: Gastrointestinal Neuroendocrine Tumors (GI-NET) or Adrenocortical Carcinoma (ACC).

  We continue our preclinical work supporting the development of TKM-HBV, an RNAi therapeutic designed to eliminate Hepatitis B surface antigen in HBV chronically infected patients. We anticipate completing the necessary preclinical work in order to file an Investigational Drug (IND) application in the second half of 2014.

Financial Results

Change in reporting currency

Tekmira's functional currency is the Canadian dollar. However, most of the Company's competitors, and a large proportion of its investors, are based in the United States. To achieve greater comparability with its competitors' financial information and improve the understandability of its financial information for its U.S. investors, effective October 1, 2013, the Company is using United States dollars as its reporting currency. All dollar amounts in this news release are U.S. dollars.

Net income (loss)

For the fiscal year ended December 31, 2013, net loss was $14.1 million ($0.92 basic and diluted loss per common share) as compared to a net income of $29.6 million ($2.16 basic income per common share, and $2.07 diluted income per common share) for 2012. The 2012 income was primarily the result of the $65.0 million licensing settlement payment received from Alnylam in November 2012.

Revenue

Revenue was $15.5 million for 2013 as compared to $14.1 million in 2012.

Over the past two years, Tekmira's principal sources of revenue have been a contract with the U.S. Department of Defense (DoD) to develop TKM-Ebola, which began in July 2010, and an Alnylam partnership entered into in March 2006.

Under its DoD contract to develop TKM-Ebola, Tekmira is being reimbursed for costs incurred, including an allocation of overheads, and is being paid an incentive fee. For this contract, Tekmira recorded $9.8 million in revenue in 2013 as compared to $11.5 million in 2012.

In Q3 2013, Tekmira earned a $5.0 million milestone from Alnylam following their initiation of a Phase III trial with ALN-TTR-02, also known as patisiran.

Research, development, collaborations and contracts expenses

Research, development, collaborations and contracts expenses were $21.5 million in 2013 as compared to $18.0 million in 2012. Spending on internal earlier-stage research programs was reduced in 2012 as the Company focused on TKM-Ebola, TKM-PLK1 and the litigation with Alnylam and Acuitas. In 2013, Tekmira resumed research activities and spending on earlier-stage research programs and new target identification, including new 2013 programs TKM-HBV and TKM-ALD2, as well as additional spending on the TKM-PLK1 program as the Company moved into Phase I/II clinical trials.

General and administrative

General and administrative expenses were $5.5 million in 2013 as compared to $8.1 million in 2012. The higher costs in 2012 were largely related to legal fees incurred in respect of our lawsuit with Alnylam and Acuitas.

Other income (losses)

In November 2012 Tekmira received $65.0 million in cash from Alnylam as a result of signing a new license agreement. In connection with the licensing settlement payment of $65.0 million, in December 2012, Tekmira paid lead legal counsel $18.7 million in contingent legal fees. No payments were made or received in 2013 related to the Alnylam settlement as the litigation was settled in 2012.

At the end of 2013, the aggregate increase in value of Tekmira's common share purchase warrants was $3.5 million as compared to an increase in the value of common share purchase warrants outstanding at the end of 2012 of $3.8 million. The increases are a result of increases in the Company's share price from the previous reporting dates.

Cash and Cash Equivalents

At December 31, 2013, the Company had $68.7 million in cash and cash equivalents as compared to $47.0 million at December 31, 2012. In Q4 2013, Tekmira completed a public offering financing of 4,312,500 common shares for gross proceeds of $34.5 million. The cost of the financing, including commissions and professional fees, is $2.5 million resulting in net estimated proceeds of approximately $32.0 million.

Conference Call Information

Tekmira will hold a conference call and webcast today (Thursday, March 6, 2014) at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss its 2013 year-end results and provide a corporate update. A live webcast of the call can be accessed through the Investor section of Tekmira's website at www.tekmirapharm.com. Or, alternatively, to dial into the conference call, please call 914-495-8556 or 1-866-393-1607.

An archived webcast of this conference call will be available on the Tekmira website approximately two hours after the event. Or alternatively, a replay of the conference call will be available until March 9, 2014 by calling 404-537-3406 or 1-855-859-2056 and referencing conference ID 6993448.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Alnylam RNAi Technology

Tekmira has licenses to Alnylam RNAi intellectual property for certain siRNA programs.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the potential quantum of value of the transactions contemplated in the TKM-Ebola contract with the U.S. Department of Defense and the Monsanto option agreement; ongoing advances in next-generation LNP technologies; anticipated milestone and royalty payments; and statements with respect to revenue and expense fluctuation and guidance.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; Tekmira's research and development capabilities and resources; the effectiveness of Tekmira's products as a treatment for cancer, chronic Hepatitis B infection, infectious disease, alcohol use disorder, or other diseases; the timing and quantum of payments to be received under contracts with Tekmira's partners including Alnylam, Spectrum, Monsanto and the DoD; and Tekmira's financial position and its ability to execute its business strategy. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's products may not prove to be effective or as potent as currently believed; there may be no further advancements in next-generation LNP technologies; anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all; the FDA may decide that TKM-Ebola "Animal Rule" data is insufficient for approval and require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on its ability to commercialize TKM-Ebola; completion of preclinical work and IND applications may not occur as currently anticipated, or at all; Tekmira may never identify another product development candidate; Tekmira may not obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira may face competition from other pharmaceutical or biotechnology companies and the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; anticipated pre-clinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Tekmira may not receive the necessary regulatory approvals for the clinical development of Tekmira's products; Tekmira may lose the arbitration proceedings with Alnylam in connection with ALN-VSP; Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances may not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; payments received from third parties may not be sufficient to fund Tekmira's continued business plan as currently anticipated; future operating results are uncertain and likely to fluctuate; Tekmira may not be able to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; and Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's continuous disclosure filings, which are available at www.sedar.com or at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca